Exhibit 4

Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
Telephone (+1) 212 903 9000
Facsimile (+1) 212 903 9100

Republic of Chile
Ministry of Finance
Teatinos 120, Piso 12
Santiago, Chile

January 25, 2021

Ladies and Gentlemen:

Republic of Chile (the “Issuer”)
EUR400,000,000 0.830% Notes due 2031 (the “2031 Notes”)
EUR1,250,000,000 1.250% Notes due 2051 (together with the 2031 Notes, the “Notes”)

We have acted as special United States counsel to the Issuer in connection with the execution by the Issuer and the underwriters named therein of the Underwriting Agreement, dated January 19, 2021, relating to the offer and sale of the Notes. The Notes are being issued pursuant to the indenture, dated as of December 12, 2014 (the “Base Indenture”), between the Issuer and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the first supplemental indenture, dated as of May 27, 2015 (together with the Base Indenture, the “Indenture”).

The offering of the Notes has been made by way of a base prospectus dated January 16, 2020, including the documents incorporated therein by reference (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement dated January 18, 2021. The Base Prospectus, as supplemented by the prospectus supplement dated January 19, 2021, is referred to herein as the “Final Prospectus”.

This opinion is limited to the federal law of the United States and the laws of the State of New York, and we express no opinion as to the effect of the laws of any other State of the United States or the laws of any other jurisdiction.

We have examined the Indenture, the form of the Notes, such certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have assumed that the Issuer has the power to execute and deliver the Notes and the Indenture and perform its obligations thereunder, that the Notes and the Indenture have been duly and validly authorized,

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executed and delivered under the laws of the Republic of Chile by the Issuer, that the Notes conform to the form examined by us and that the signatures on all documents examined by us are genuine, assumptions that we have not independently verified.

In our opinion, the Notes constitute valid and legally binding obligations of the Issuer enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

We note that the designation in the Indenture and the Notes of the United States federal courts set forth therein as venues for proceedings relating  to the Indenture and the Notes is subject to the power of United States federal courts to transfer proceedings pursuant to Section 1404(a) of Title 28 of the United States Code or to dismiss such proceedings on the grounds that such United States federal court is an inconvenient forum for such actions.  We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action where jurisdiction based on diversity of citizenship under Section 1332 of Title 28 of the United States Code does not exist.  In addition, we note that the enforceability of the waiver of immunities by the Issuer set forth in the Indenture and the Notes is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976, as amended.

We note that, as of the date of this opinion, a judgment for money in an action based on the Notes in a federal or State court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion of euros into United States dollars will depend upon various factors, including which court renders the judgment.  Under Section 27 of the New York Judiciary Law, a State court in the State of New York rendering a judgment on a Note would be required to render such judgment in euros, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

We hereby consent to the filing of this opinion as an exhibit to Amendment No. 7 to the Republic’s Annual Report on Form 18-K for the Fiscal Year ended December 31, 2019 and to the references to us under the heading “Validity of the Notes” in the Final Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Linklaters LLP

Linklaters LLP